EXHIBIT 20

                 COPY OF QUARTERLY REPORT TO STOCKHOLDERS

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                          ROHM AND HAAS COMPANY
                        THIRD QUARTER REPORT 1994

                            ID: COVER GRAPHIC

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Financial Highlights (Millions of dollars, except earnings per share)
- ------------------------------------------------------------------------------
                                 Third Quarter              Nine Months
                           ------------------------   ------------------------
                                            Percent                    Percent
                           1994     1993    Change     1994    1993*   Change
                           ------------------------   ------------------------

Net sales                 $ 874    $ 799        9     $2,674  $2,509      7
Net earnings before
   special charges           55       29       90        217     155     40
Net earnings (loss)          55      (21)      --        217     100    117
Net earnings (loss) per
   common share           $ .78   $ (.34)      --     $ 3.12  $ 1.39    124
- ------------------------------------------------------------------------------

*Net earnings are before a charge of $19 million for the cumulative effect of adopting a new accounting standard for postemployment benefits, effective January 1, 1993.

SALES BY BUSINESS GROUP
Millions of Dollars

     Agricultural Chemicals $70
          Plastics $165
               Performance Chemicals $206
                    Polymers, Resins and Monomers $433

                         ID: GRAPHIC (BAR CHART)

SALES BY CUSTOMER LOCATION
Millions of Dollars

     Latin America $59
          Pacific $128
               Europe $191
                   North America $496

                         ID: GRAPHIC (BAR CHART)

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                            CHAIRMAN'S LETTER

Rohm and Haas earnings have come far since this time last year--from a reported loss of $21 million for the third quarter of 1993 to earnings of $55 million for the third quarter of 1994.

Much of the swing is due to the absence of unusual charges this year, but external factors also have changed dramatically: European economies have picked up quite a bit, and currency comparisons currently are in our favor.

Unit volume growth remained very good, though the rate of growth has slowed somewhat from the pace of earlier quarters in 1994.

Internal costs are under much better control than they were last year at this time, thanks to the persistent ongoing efforts of employees around the world. Selling and administrative expenses are down $4 million from the third quarter of 1993; research costs also are $4 million lower for that period, $11 million for the year to date. Capital spending for the year will be substantially below the $350 million mark we anticipated earlier in the year.

We have seen an improvement in our safety record, with overall injuries down one-third from 1993. However, a recent contractor fatality and a subsequent incident at the Houston plant reaffirm that we cannot rest until we achieve an injury-free workplace for all.

Raw material costs have leapt upward during the past few months. All indications predict they will remain high for the foreseeable future. We are instituting price increases that are necessary to maintain the viability of our businesses.

Through the first nine months of the year, we have tallied $217 million in earnings. Barring any unforeseen dramatic occurrences during the next few weeks, we will reach a new earnings high in 1994. Unfortunately, it will have taken us six years to surpass the $230 million mark set in 1988, and our return on equity for the year will not match the 20 percent return on equity we saw in 1988. We will continue to increase our productivity in pursuit of our goal of 20 percent return on equity.


(J. LAWRENCE WILSON)
J. Lawrence Wilson,
Chairman                                                    November 9, 1994

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                     MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 1994 VERSUS
THIRD QUARTER 1993

Third quarter 1994 earnings were $55 million, compared to a loss of $21 million in the third quarter of 1993. Earnings per common share were 78 cents, up from a loss of 34 cents reported in the 1993 period. The prior-year period included after-tax charges of $50 million related to asset writedowns and environmental remediation costs. Absent these non-recurring items, earnings increased 90%. Sales of $874 million were 9% higher, compared with the prior-year period. Volume was up 6%, with all regions and business groups, except Agricultural Chemicals, reporting increases. The higher earnings reflect the benefit of volume gains, excellent plant operations, reduced selling, administrative and research costs and strengthening European currencies. Selling prices were slightly lower than the prior-year period, excluding currency effects, and raw material costs increased 7%.

Polymers, Resins and Monomers earnings were $43 million, up 54% from the prior-year period. Sales increased 9% due to a 6% volume gain. All businesses reported volume increases, with the largest gains in the European and Pacific regions. Earnings also benefited from smooth plant operations, favorable currency comparisons, and reduced selling, administrative and research costs. However, higher raw material costs partly offset these earnings gains.

Plastics reported earnings of $15 million, up $5 million compared to 1993, excluding an $18 million after-tax charge in 1993 for the writedown of a production line in Kentucky. Volume and sales increased 12%. Additives used in PVC had strong volume growth in Europe and the Pacific. Additives used in engineering resins reported double-digit growth in North America and Europe. AtoHaas North America reported significant volume increases for Plexiglas MC sheet and acrylic molding resins. Favorable plant operations and currency movements also contributed to the earnings improvement. AtoHaas Europe's loss for the third quarter was equal to the prior-year period.

Performance Chemicals recorded earnings of $3 million, compared to a loss of $2 million in 1993. Sales increased 10% on 6% higher volume. Strong volume gains were reported by Biocides in the European, Pacific and Latin American regions and by Electronic Chemicals in North America and Europe. Despite volume gains and reduced selling,

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administrative and research costs, the Ion Exchange Resins business continued
to report losses due to deeply depressed selling prices caused by intense competition.

Agricultural Chemicals earnings were breakeven for the quarter, compared to a $2 million loss in the third quarter of 1993. Sales increased 8%, but volume declined 8%, thus reflecting a higher-priced product mix. The lower volume was caused by reduced Dithane sales due to adverse weather conditions in Europe and the Pacific and reduced spending by growers in Latin America. Earnings also benefited from smooth plant operations.

Net sales were $874 million, up 9% from last year's results due to a 6% volume increase. The third quarter gross profit margin increased to 34% from 33% in 1993, excluding asset writedowns in 1993, due to higher production volume and smooth plant operations. Raw material costs were 7% higher than the prior year. The increase in raw material costs is due mainly to capacity shortages for key commodity materials, including propylene, methanol, acetone, ammonia and styrene. These increased costs are capacity-related and are expected to remain high for the foreseeable future.

Selling, administrative and research expenses declined 4%, reflecting cost containment efforts begun in the latter part of 1993. Interest expense increased $1 million due to higher interest rates. Other expense, net, was $11 million, down from $54 million in 1993. The current year included severance costs related to restructuring certain operations in Europe and North America. The prior-year period included $50 million for environmental remediation.

NINE MONTHS 1994 VERSUS
NINE MONTHS 1993

Earnings for the first nine months were $217 million, up from last year's earnings of $100 million (before cumulative effect of an accounting change for postemployment benefits). Earnings per common share were $3.12, compared with $1.39 in 1993. Nineteen ninety-three included a net charge of $55 million related to asset writedowns, environmental remediation and the sale of a subsidiary. Absent these unusual items, earnings increased 40%. Net sales of $2,674 million were 7% higher than 1993. Earnings benefited from 8% higher volume, smooth plant operations and the strengthening of European currencies and the Yen. Lower selling prices and higher raw material costs adversely impacted results.

                                                                             3
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Polymers, Resins and Monomers earnings of $135 million were up 32% from 1993.
Sales increased 8% and volume increased 9%. Volume gains were reported in all regions. Significant increases were recorded by the specialty industrial polymers, industrial coatings, architectural coatings, adhesives, and construction products businesses. The higher volume and favorable plant operations were responsible for the earnings improvement.

Plastics recorded earnings of $45 million, compared to $25 million in 1993, excluding after-tax charges of $34 million in 1993 for asset writedowns.
Sales increased 10% on 11% higher volume. Additives used in PVC and engineering resins experienced good volume growth in the North American, European and Pacific regions. AtoHaas North America reported increased volume for all product lines. AtoHaas Europe had significantly reduced losses compared to 1993.

Performance Chemicals reported earnings of $29 million, up from last year's earnings of $15 million, excluding an $11 million gain in 1993 from the sale of Supelco. Sales were up 7% on 5% higher volume, excluding Supelco. Biocides reported volume gains in all regions. Electronic Chemicals had strong growth in North America and Europe. Earnings improved due to volume increases and a more favorable product mix. The Ion Exchange Resins business continued to suffer from depressed pricing due to intense competition, higher operating costs due to low manufacturing volumes and writedowns of excess inventories.

Agricultural Chemicals earnings were $37 million, down $1 million from 1993. Sales increased 3% though volume decreased 1%, due to a more favorable product mix. Higher operating costs and selling, administrative and research expenses resulted in lower earnings.

Net sales of $2,674 million were 7% above last year's results on an 8% volume increase. The gross profit margin for the first nine months was 36%, compared to 35% in the prior period, excluding a charge in 1993 for asset writedowns. Volume increases and smooth plant operations were the main contributors to the margin improvement. Raw material costs were slightly higher than 1993 due to a significant increase in the cost of commodity materials during the third quarter and selling prices remained below the prior year's levels.

Selling, administrative and research expenses were down 2% from 1993, reflecting the results of cost containment

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efforts implemented in the second half of 1993.  Interest expense of $37 million was 12% higher than last year due to higher interest rates and lower capitalization of interest as part of construction in progress. Affiliate results were breakeven, reflecting substantially lower losses from the AtoHaas affiliates. Other expense, net, was $18 million, down $43 million from 1993. The current year included severance costs related to restructuring certain operations in Europe and North America. The prior-year period included $50 million for environmental remediation.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $122 million, up $87 million from the 1993 year-end balance. Customer receivables were up $109 million during the first nine months, reflecting higher sales and a normal seasonal pattern. Inventories were up $39 million, due to the second quarter acquisition of the Monsanto pyridine herbicide business. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP, was 44% at the end of September, compared with 48% at year-end 1993.

Fixed asset additions during the first nine months of 1994 totaled $211 million, including an agricultural chemicals manufacturing facility acquired from Monsanto in the second quarter. Spending for the full year is expected to be approximately $325 million, and includes expenditures for capacity expansion for acrylic acid at Houston, Texas, a new research laboratory building at Bristol, Pennsylvania and a new biocides production facility at Bayport, Texas.

On October 13, 1994, the board of directors declared regular quarterly dividends of $.37 per common share and $.6875 per preferred share. Both dividends are payable December 1, 1994, to stockholders of record on November 4, 1994.

                                                                             5

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                   ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION (Millions of dollars)
- ------------------------------------------------------------------------------
THIRD QUARTER 1994 AND 1993
- ------------------------------------------------------------------------------
               Polymers,
               Resins and               Performance  Agricultural
                Monomers    Plastics     Chemicals     Chemicals       Total
            -------------  -----------  -----------   ----------- -------------
              1994   1993  1994   1993  1994   1993   1994   1993   1994   1993
            -------------  -----------  -----------   ----------- -------------
North
America       $301   $286  $ 95   $ 89  $ 84   $ 80   $ 16   $ 12   $496   $467
- ----------  -------------  -----------  -----------   ----------- -------------
Europe          67     54    51     42    55     47     18     16    191    159
- ----------  -------------  -----------  -----------   ----------- -------------
Pacific         39     33    11     10    63     55     15     16    128    114
- ----------  -------------  -----------  -----------   ----------- -------------
Latin
America         26     26     8      6     4      6     21     21     59     59
- ----------  -------------  -----------  -----------   ----------- -------------
Total         $433   $399  $165   $147  $206   $188   $ 70   $ 65   $874   $799
- ----------  -------------  -----------  -----------   ----------- -------------


- -------------------------------------------------------------------------------
FIRST NINE MONTHS 1994 AND 1993
- -------------------------------------------------------------------------------

North
America     $  893 $  836  $278   $257  $255   $251   $ 90   $ 86 $1,516 $1,430
- ----------  -------------  -----------  -----------   ----------- -------------
Europe         195    173   148    132   162    154    116    116    621    575
- ----------  -------------  -----------  -----------   ----------- -------------
Pacific        107     94    30     26   167    154     66     63    370    337
- ----------  -------------  -----------  -----------   ----------- -------------
Latin
America         72     73    19     18    15     17     61     59    167    167
- ----------  -------------  -----------  -----------   ----------- -------------
Total       $1,267 $1,176  $475   $433  $599   $576   $333   $324 $2,674 $2,509
- ----------  -------------  -----------  -----------   ----------- -------------

6

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PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
- ------------------------------------------------------------------------------
                                  Percent            CUSTOMER         Percent
BUSINESS GROUP                     Change            LOCATION          Change
- ------------------------------------------------------------------------------
Polymers, Resins and Monomers         6              North America        3
Plastics                             12              Europe              16
Performance Chemicals                 6              Pacific             14
Agricultural Chemicals               (8)             Latin America        9
- ------------------------------------------------------------------------------
Worldwide                             6              Worldwide            6
- ------------------------------------------------------------------------------




CURRENT NINE MONTHS RELATIVE TO YEAR-EARLIER NINE MONTHS
- ------------------------------------------------------------------------------
                                  Percent            CUSTOMER         Percent
BUSINESS GROUP                     Change            LOCATION          Change
- ------------------------------------------------------------------------------
Polymers, Resins and Monomers         9              North America        7
Plastics                             11              Europe              12
Performance Chemicals                (1)             Pacific              9
Agricultural Chemicals               (1)             Latin America        4
- ------------------------------------------------------------------------------
Worldwide                             8              Worldwide            8
- ------------------------------------------------------------------------------

                                                                             7

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NET EARNINGS** BY BUSINESS GROUP AND CUSTOMER LOCATION
- ------------------------------------------------------------------------------
                                         Quarter Ended      Nine Months Ended
                                         September 30,        September 30,
                                        ----------------    ------------------
                                        1994        1993     1994        1993
                                        --------------------------------------
BUSINESS GROUP                                  (Millions of dollars)
                                        --------------------------------------
Polymers, Resins and Monomers            $43        $ 28     $135        $102
Plastics                                  15          (8)      45          (9)
Performance Chemicals                      3          (2)      29          26
Agricultural Chemicals                    --          (2)      37          38
Corporate                                 (6)        (37)     (29)        (57)
- ------------------------------------------------------------------------------
    Total                                $55        $(21)    $217        $100
- ------------------------------------------------------------------------------
CUSTOMER LOCATION
North America                            $40        $  6     $145        $101
Europe                                     9           3       58          27
Pacific                                    8           3       30          16
Latin America                              4           4       13          13
Corporate                                 (6)        (37)     (29)        (57)
- ------------------------------------------------------------------------------
     Total                               $55        $(21)    $217        $100
- ------------------------------------------------------------------------------

Corporate includes an after-tax charge of $32 million in 1993 for environmental remediation as well as other non-operating items such as interest income and expense.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS**
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
- ------------------------------------------------------------------------------
                                                        $/Share
                                                      (after-tax)
                                           -----------------------------------
                                               THIRD                 FIRST
GROSS PROFIT                                  QUARTER             NINE MONTHS
                                           ------------          -------------
Selling prices*                                $ .06                $(.51)
Physical volume and product mix                  .25                  .90
Raw material costs*                             (.13)                (.05)
Other manufacturing costs*                       .43                  .80
- -------------------------------------------------------          -------------
   Increase in gross profit                      .61                 1.14
- -------------------------------------------------------          -------------
OTHER CAUSES
Selling, administrative and
     research expenses*                          .08                  .13
Certain waste disposal site cleanup costs        .43                  .43
Share of affiliate losses                         --                  .09
Other                                             --                 (.06)
- -------------------------------------------------------          -------------
     Increase from other causes                  .51                  .59
- -------------------------------------------------------          -------------
Increase in per-share earnings                 $1.12                $1.73
- -------------------------------------------------------          -------------

*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

**Net earnings and earnings per share for the nine months ended September 30, 1993 are before a charge of $19 million for the cumulative effect of adopting a new accounting standard for postemployment benefits, effective January 1, 1993.

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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
- ------------------------------------------------------------------------------
                                   Quarter Ended           Nine Months Ended
                                   September 30,             September 30,
                               ---------------------    ----------------------
                                  1994        1993        1994          1993
                               -----------------------------------------------
CURRENT EARNINGS                (Millions of dollars, except per share amount)
                               -----------------------------------------------
Net sales                       $  874     $   799     $ 2,674       $ 2,509
Cost of goods sold                 576         564       1,708         1,662
- ----------------------------------------------------   -----------------------
Gross profit                       298         235         966           847
Selling and administrative
   expense                         144         148         435           437
Research and development
   expense                          48          52         142           153
Interest expense                    11          10          37            33
Share of net losses of
   of affiliates                    (1)         (1)         --            (6)
Other expense, net                  11          54          18            61
- ----------------------------------------------------   -----------------------
Earnings (loss) before income
   taxes                            83         (30)        334           157
Income taxes                        28          (9)        117            57
- ----------------------------------------------------   -----------------------
Earnings (loss) before cumulative
   effect of accounting change      55         (21)        217           100
Cumulative effect of accounting
   change                           --          --          --           (19)
- ----------------------------------------------------   -----------------------
NET EARNINGS (LOSS)             $   55     $   (21)    $   217       $    81
Less preferred stock dividends       2           2           6             6
- ----------------------------------------------------   -----------------------
NET EARNINGS (LOSS) APPLICABLE
   TO COMMON SHAREHOLDERS       $   53     $   (23)    $   211       $    75
- ----------------------------------------------------   -----------------------

PER COMMON SHARE:
Earnings (loss) before
   cumulative effect of
   accounting change            $  .78     $  (.34)    $  3.12       $  1.39
Cumulative effect of accounting
   change                           --          --          --          (.28)
                               ---------------------   -----------------------
Net earnings (loss)             $  .78     $  (.34)    $  3.12       $  1.11
                               ---------------------   -----------------------
Common dividends                $  .37     $   .35     $  1.07       $  1.01

Average number of common
   shares outstanding (000's)   67,743      67,635      67,710        67,612
- ----------------------------------------------------   -----------------------
See notes to consolidated financial statements.

                                                                             9
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Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Subject to Year-end Audit)
- ------------------------------------------------------------------------------
                                                        Nine Months Ended
                                                         September 30,
                                                  ----------------------------
                                                       1994           1993
                                                  ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                  (Millions of dollars)
                                                  ----------------------------
Net earnings                                          $ 217          $  81
Adjustments to reconcile net earnings
   to cash provided by operating activities:
       Cumulative effect of accounting change,
         net of tax                                      --             19
       Depreciation                                     171            164
       Deferred income taxes                             34             (5)
       Accounts receivable                             (112)          (111)
       Inventories                                      (39)            31
       Accounts payable                                   7            (58)
       Gain on disposition of facilities
          and investments                                --            (19)
       Provision for writedown of plant assets           --             41
       Other working capital changes, net                58             --
       Other, net                                        33             63
- ------------------------------------------------------------------------------
       Net cash provided by operating activities        369            206
- ------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment             (211)          (259)
Proceeds from the sale of facilities and investments      3             58
Collection of note receivable                            --             23
- ------------------------------------------------------------------------------
       Net cash used by investing activities           (208)          (178)
- ------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt                 34             96
Repayments of long-term debt                            (12)          (150)
Net change in short-term borrowings                     (38)            77
Payment of dividends                                    (76)           (73)
Other, net                                               17              6
- ------------------------------------------------------------------------------
       Net cash used by financing activities            (75)           (44)
- ------------------------------------------------------------------------------
Effect of exchange rate changes on cash                   1             --
- ------------------------------------------------------------------------------
       NET INCREASE (DECREASE) IN CASH AND
          CASH EQUIVALENTS                            $   87         $  (16)
- ------------------------------------------------------------------------------
See notes to consolidated financial statements.

10

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Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Subject to Year-end Audit)
- ------------------------------------------------------------------------------

                                      SEPT. 30,     December 31,   Sept. 30,
                                        1994            1993         1993*
                                   -------------------------------------------
ASSETS                                        (Millions of dollars)
                                   -------------------------------------------
Current assets:
   Cash and cash equivalents           $  122         $    35       $  75
   Receivables, net                       716             604         652
   Inventories (note d)                   433             394         398
   Prepaid expenses and other assets      170             167         175
- ------------------------------------------------------------------------------
     Total current assets               1,441           1,200       1,300
- ------------------------------------------------------------------------------
Land, buildings and equipment           3,896           3,696       3,637
Less accumulated depreciation           1,976           1,827       1,810
- ------------------------------------------------------------------------------
     Net land, buildings and equipment  1,920           1,869       1,827
- ------------------------------------------------------------------------------
Other assets                              452             455         457
- ------------------------------------------------------------------------------
                                       $3,813          $3,524      $3,584
- ------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                       $   50          $   83      $  133
   Accounts payable and
      accrued liabilities                 630             615         545
   Accrued income taxes                    45               3           8
- ------------------------------------------------------------------------------
     Total current liabilities            725             701         686
- ------------------------------------------------------------------------------
Long-term debt                            723             690         696
Other liabilities                         772             692         758


Stockholders' equity:
   $2.75 Cumulative convertible
     preferred stock (note e)             135             136         136
   Common stock: shares issued--
     78,652,380                           197             197         197
   Additional paid-in capital             151             150         150
   Retained earnings                    1,585           1,444       1,442
- ------------------------------------------------------------------------------
                                        2,068           1,927       1,925
   Less: Treasury stock (note f)          322             323         323
   Less: ESOP shares                      158             163         164
   Other equity adjustments                 5              --           6
- ------------------------------------------------------------------------------
     Total stockholders' equity         1,593           1,441       1,444
- ------------------------------------------------------------------------------
                                       $3,813          $3,524      $3,584
- ------------------------------------------------------------------------------

*Certain items have been reclassified to conform with current financial statement presentation.
See notes to consolidated financial statements.

                                                                         11

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- ------------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1993.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in corrective actions at some of its manufacturing facilities. The amounts charged to earnings before tax for environmental remediation were $17 million and $60 million for the nine months ended September 30, 1994 and 1993, respectively. The 1993 period included an accrual of $50 million for the cost of remediating lake and marsh property near the Lipari landfill. At September 30, 1994, the reserves for remediation were $179 million and probable insurance recoveries were $72 million.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $115 million. The company knows that additional future environmental remediation may be required, but these loss contingencies are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over an extended period of time, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given quarter.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)
                                 SEPT. 30,        Dec. 31,       Sept. 30,
                                   1994             1993            1993
                                ----------       ---------      ----------

Finished products and
     work in process               $327             $297            $298

Raw materials and
     supplies                       106               97             100
                                   ----             ----            ----
Total inventories                  $433             $394            $398
                                   ----             ----            ----

(E) The number of preferred shares issued and outstanding were:

    September 30, 1994            2,691,029
    December 31, 1993             2,719,803
    September 30, 1993            2,721,758

(F) The number of common treasury shares were:

    September 30, 1994           10,940,637
    December 31, 1993            11,007,436
    September 30, 1993           11,014,948

Plexiglas and Dithane are trademarks of Rohm and Haas Company

12

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                            APPENDIX TO EXHIBIT 20

                (Pursuant to Part 232.304(a) of Regulation S-T)

      Graphic                       Description/Cross Reference
- ---------------------       -------------------------------------------------

Cover                       Company name with enlarged number 3

Stacked Bar                 Description included in introduction to Exhibit 20
Charts                      (not incorporated by reference)